SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            VALENCE TECHNOLOGY, INC.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   918914-10-2
                                   -----------
                                 (CUSIP Number)

                            John C. Braun, Jr., Esq.
                          Telcordia Technologies, Inc.
                                  445 South St.
                          Morristown, New Jersey 07960
                                 (973) 829-2000
                   ------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

                                 Aloma H. Avery, Esq.
                                 Senior Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                               Tel: (858) 546-6000

                                November 10, 1999
                ------------------------------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

--------------------------------------------------------------------------------
CUSIP No. 918914-10-2
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS:  Science Applications International Corporation
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                     95-3630868

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                  N/A
--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                           [__]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER                 None
   NUMBER OF
    SHARES
  BENEFICIALLY    8  SHARED VOTING POWER               1,500,000
 OWNED BY EACH
  REPORTING       9  SOLE DISPOSITIVE POWER            None
  PERSON WITH
                 10  SHARED DISPOSITIVE POWER          1,500,000

--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                             1,500,000
--------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                             [__]
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                                                  4.8%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 918914-10-2
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS:                  Telcordia Technologies, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                   222-478398

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                     N/A
--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                           [__]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER                 None
   NUMBER OF
    SHARES
  BENEFICIALLY    8  SHARED VOTING POWER               1,500,000
 OWNED BY EACH
  REPORTING       9  SOLE DISPOSITIVE POWER            None
  PERSON WITH
                 10  SHARED DISPOSITIVE POWER          1,500,000

--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                             1,500,000
--------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                             [__]
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                                                  4.8%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

     The Reporting Persons, Telcordia Technologies, Inc. (formerly Bell Communications Research, Inc.) and Science Applications International Corporation, hereby amend and supplement the Schedule 13D filed by Bell Communications Research, Inc., on July 10, 1995 (the "Original Statement") with regard to the common stock, $.001 par value per share ("Common Stock") of Valence Technology, Inc. (the "Issuer") for the purpose of amending
Items 2 and 5 of the Original Statement.

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

     Item 2 is hereby amended and restated in its entirety to read as follows:

         (a)-(c) This Amendment No. 1 to Schedule 13D is being filed jointly by each of the following persons pursuant Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Science Applications International Corporation, a Delaware corporation ("SAIC"); and (ii) Telcordia Technologies, Inc. (formerly Bell Communications Research, Inc.), a Delaware corporation and wholly owned subsidiary of SAIC ("Telcordia"). In November 1997, SAIC acquired Bell Communications Research, Inc., which changed its name to Telcordia Technologies, Inc. in March 1999. Telcordia's principal office is located at 445 South St., Morristown, New Jersey 07960. Telcordia is a company engaged in software development and consulting, primarily in the area of telecommunications. SAIC's principal office is located at 10260 Campus Point Drive, San Diego, California 92121. SAIC provides diversified professional and technical services and designs, develops and manufactures high-technology products.

         The following information with respect to each executive officer and director of SAIC and Telcordia is set forth in Appendix A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) principal occupation or employment; and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business address of any such corporation or organization other than SAIC or Telcordia for which such information is set forth above.

         (d)-(f) During the last five years, neither SAIC nor Telcordia nor, to the best of their knowledge, any of the persons listed in Appendix A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of SAIC and Telcordia, each of the individuals listed in Appendix A attached hereto is a United States citizen.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.
-------------------------------------------------

         Item 5(a) of the Original Statement is hereby supplementally amended in its entirety to read as follows:

         (a) Telcordia directly owns 1,500,000 shares of Common Stock, which represent approximately 4.8% of the Common Stock of the Issuer. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the Quarter Ended September 26, 1999, in which the Issuer stated that the number of shares of Common Stock outstanding was 31,564,272. For reporting purposes, SAIC may be deemed the beneficial owner of the shares owned by Telcordia.

         Item 5(b) of the Original Statement is hereby supplementally amended in its entirety to read as follows:

         (b) For reporting purposes, Telcordia and SAIC may be deemed to share voting and dispositive powers with respect to the 1,500,000 shares of Common Stock.

         Item 5(e) is hereby supplementally amended in its entirety to read as follows:

         (e) As a result of the number of outstanding shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the Quarter Ended September 26, 1999 as filed on November 10, 1999, Telcordia and SAIC have ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer. Therefore, Telcordia and SAIC may dispose of the 1,500,000 shares of Common Stock without any further reporting obligations under Section 13(d) and the rules and regulations promulgated thereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

Exhibit A:     Agreement as to Joint Filing of Schedule 13D, dated as of
               January 4, 2000, between SAIC and Telcordia.

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  January 4, 2000.

                                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                                 By    /s/ Douglas E. Scott
                                   ---------------------------------------------
                                      Douglas E. Scott
                                      Senior Vice President and General Counsel



                                 TELCORDIA TECHNOLOGIES, INC.



                                 By    /s/ Grant L. Clark
                                   ---------------------------------------------
                                      Grant L. Clark
                                      Vice President and General Counsel

                                   APPENDIX A

                        Directors and Executive Officers

         The following table sets forth the name, business address and present principal occupation or employment of each of the directors of Science Applications International Corporation ("SAIC"). To the knowledge of SAIC, each director listed below is a United States citizen.

                                                                              NAME, PRINCIPAL BUSINESS AND
                                                                            ADDRESS OF CORPORATION OR OTHER
                                                                            ORGANIZATION IN WHICH EMPLOYMENT
            NAME                          PRINCIPAL OCCUPATION                        IS CONDUCTED
----------------------------   -----------------------------------------   ------------------------------------

Sanjiv Ahuja                   President and Chief Operating Officer of    Telcordia Technologies, Inc.
                               Telcordia Technologies, Inc., a wholly      445 South St.
                               owned subsidiary of SAIC                    Morristown, NJ 07960

Duane P. Andrews               Corporate Executive Vice President and      1710 Goodrich Drive
                               Director of SAIC                            McLean, VA 22102

J. Robert Beyster              Chairman of the Board, Chief Executive      1241 Cave Street
                               Officer, President and Director of SAIC     La Jolla, CA 92037

David A. Cox                   Executive Vice President and Director of    4242 Campus Point Court
                               SAIC                                        San Diego, CA 92121

Wolfgang H. Demisch            Managing Director of Wasserstein Perella,   Wasserstein Perella
                               an investment bank                          31 West 52nd Street, 27th Floor
                                                                           New York, NY 10019

David W. Dorman                Chief Executive Officer of AT&T/BT Global   AT&T/BT Global Venture
                               Venture                                     Room 6120
                                                                           1200 Peachtree Street, NE
                                                                           Atlanta, GA 30339

Wayne A. Downing               Director of SAIC                            2860 S. Circle Drive, Suite GL10
                                                                           Colorado Springs, CO 80906

John E. Glancy                 Corporate Executive Vice President and      1241 Cave Street
                               Director of SAIC                            La Jolla, CA 92037

Bobby R. Inman                 Director of SAIC                            701 Brazos, Suite 500
                                                                           Austin, TX 78701

Anita K. Jones                 Professor, Dept. of Computer Science,       Department of Computer Science
                               University of Virginia                      Thornton Hall
                                                                           University of Virginia
                                                                           Charlottesville, VA 22903

Harry M. Jansen Kraemer,       President and Chief Executive Officer of    Baxter International, Inc.
Jr.                            Baxter International Inc., a health care    One Baxter Parkway
                               products, systems and services company      Deerfield, IL 60015

Claudine B. Malone             President of Financial Management           7570 Potomac Fall Road
                               Consulting, Inc., a consulting company      McLean, VA 22102


                                  Page 7 of 11


                                                                              NAME, PRINCIPAL BUSINESS AND
                                                                            ADDRESS OF CORPORATION OR OTHER
                                                                            ORGANIZATION IN WHICH EMPLOYMENT
            NAME                          PRINCIPAL OCCUPATION                        IS CONDUCTED
----------------------------   -----------------------------------------   ------------------------------------

Stephen D. Rockwood            Executive Vice President and Director of    16701 West Bernardo Drive
                               SAIC                                        San Diego, CA 92127

Louis A. Simpson               President and Chief Executive Officer,      Plaza Investment Managers, Inc.
                               Capital Operations of GEICO Corporation,    5951 La Sendita, Bldg. A
                               an insurance company                        Rancho Santa Fe, CA 92067

Richard C. Smith               Chief Executive Officer of Telcordia        445 South Street
                               Technologies, Inc., a wholly owned          Morristown, NJ 07960
                               subsidiary of SAIC

Edward A. Straker              Executive Vice President and Director of    11251 Roger Bacon Drive
                               SAIC                                        Reston, VA 20190

Monroe E. Trout                Director of SAIC                            9322 Norlake Circle
                                                                           Knoxville, TN 37922

Joseph P. Walkush              Sector Vice President and Director of SAIC  1241 Cave Street
                                                                           La Jolla, CA 92037

John H. Warner, Jr.            Corporate Executive Vice President and      10260 Campus Point Drive
                               Director of SAIC                            San Diego, CA 92121

Jasper A. Welch                President of Jasper Welch Associates, a     2129 Foothill Road
                               consulting firm                             Santa Fe, NM 87505

A. Thomas Young                Director of SAIC                            12921 Esworthy Road
                                                                           N. Potomac, MD 20878

         The following table sets forth the name, business address and title of each of the executive officers of SAIC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.

            NAME           TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
----------------------  --------------------------------------------------------

Daniel W. Baldwin       Senior Vice President and Treasurer

J. Dennis Heipt         Executive Vice President, Chief Legal & Administrative
                        Officer and Corporate Secretary

Peter N. Pavlics        Senior Vice President and Controller

William A. Roper, Jr.   Executive Vice President and Chief Financial Officer
                        SAIC
                        1241 Cave Street
                        La Jolla, CA 92037

Robert A. Rosenberg     Executive Vice President
                        SAIC
                        1710 Goodridge Drive
                        McLean, VA 22102

Douglas E. Scott        Senior Vice President and General Counsel


         The following table sets forth the name, business address and present principal occupation or employment of each of the directors of Telcordia Technologies, Inc. ("Telcordia"). To the knowledge of Telcordia, each director listed below is a United States citizen.

                                                                            NAME, PRINCIPAL BUSINESS AND
                                                                           ADDRESS OF CORPORATION OR OTHER
                                                                          ORGANIZATION IN WHICH EMPLOYMENT
            NAME                         PRINCIPAL OCCUPATION                       IS CONDUCTED
----------------------------   -----------------------------------------  ------------------------------------

Sanjiv Ahuja                   President and Chief Operating Officer      445 South St.
                                                                          Morristown, NJ 07960

J. Robert Beyster              Chairman of the Board, Chief Executive     1241 Cave Street
                               Officer, President and Director of SAIC    La Jolla, CA 92037

John E. Glancy                 Corporate Executive Vice President and     1241 Cave Street
                               Director of SAIC                           La Jolla, CA 92037

William A. Roper, Jr.          Executive Vice President and Chief         1241 Cave Street
                               Financial Officer of SAIC                  La Jolla, CA 92037

Richard Smith                  Chief Executive Officer                    445 South St.
                                                                          Morristown, NJ 07960

         The following table sets forth the name, business address and title of each of the executive officers of Telcordia, excluding executive officers who are also directors. To the knowledge of Telcordia, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each officer named below is c/o Telcordia Technologies, Inc., 445 South St., Morristown, New Jersey 07960.

            NAME           TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
----------------------  --------------------------------------------------------

Stephen G. Chappell     Corporate Vice President &
                        Group President - Service and Business
                        Management Systems

Grant L. Clark          Vice President
                        General Counsel

Robert W. Lucky         Corporate Vice President -
                        Applied Research

Ward Reed               Corporate Vice President
                        Chief Financial Officer

Jerry Roberto           Corporate Vice President &
                        Group President - Operations Support Systems

Robert J. Singsank      Corporate Vice President -
                        Global Sales and Support

                                    EXHIBIT A

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Valence Technology, Inc. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 4, 2000


                                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                                 By    /s/ Douglas E. Scott
                                    --------------------------------------------
                                      Douglas E. Scott
                                      Senior Vice President and General Counsel



                                 TELCORDIA TECHNOLOGIES, INC.



                                 By   /s/ Grant L. Clark
                                    --------------------------------------------
                                      Grant L. Clark
                                      Vice President and General Counsel